Exhibit 99.2

A copy of this preliminary short form prospectus has been filed with the securities commissions of Alberta, British Columbia and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company c/o LaBarge Weinstein Professional Corporation, 515 Legget Drive, Suite 800, Kanata, Ontario K2K 3G4, and are also available electronically at www.sedar.com.

The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold, directly or indirectly, in the United States without registration or the availability of an exemption therefrom. The Underwriter has agreed that, except as permitted by the Underwriting and Agency Agreement, it will not offer or sell the securities as part of the distribution of securities at any time within the United States or to, or for the account or benefit of U.S. persons. See “Offering and Plan of Distribution”. Terms used in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	January 19, 2007

ADHEREX TECHNOLOGIES INC.

US$10,000,320 (Minimum Offering)

US$25,000,470 (Maximum Offering)

A Minimum of 30,304,000 Units and a Maximum of 75,759,000 Units

Each Unit consisting of One Common Share and One-Half of a Warrant

This short form prospectus qualifies the distribution of a minimum of 30,304,000 units and a maximum of 75,759,000 units of Adherex Technologies Inc. (“Adherex”, “we”, “us” or the “Company”) at a price of US$0.33 per unit (the “Units”). Each Unit consists of one common share (a “Common Share”) of the Company and one-half of a warrant (a “Warrant”) to purchase a Common Share pursuant to the provisions of an underwriting and agency agreement (the “Underwriting and Agency Agreement”) dated January 19, 2007 between Adherex and Versant Partners Inc. (the “Underwriter”). Each whole Warrant entitles the holder thereof to purchase one additional Common Share at a price of US$0.40 for a period of three years from the initial closing of this offering.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “AHX” and on the American Stock Exchange (the “AMEX”) under the trading symbol “ADH”. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. See “Risk Factors”. The Common Shares and Warrants are immediately separable upon their issue.

The offering price and composition of the Units has been determined by negotiation between the Underwriter and us. See “Offering and Plan of Distribution”. On January 18, 2007, the last trading day before the public announcement of this offering, the closing price of our Common Shares on the TSX was CAD$0.40 and the closing bid price on the AMEX was US$0.33.

We have applied for the Common Shares comprising part of the Units and the Common Shares issuable upon the exercise of the Warrants comprising part of the Units being distributed under this short form prospectus to be listed on the TSX and on the AMEX. Listing on the TSX will be subject to us fulfilling all the TSX listing requirements. Listing on the AMEX will be subject to us fulfilling all the AMEX listing requirements and trading on AMEX will be subject to U.S. securities laws.

Investing in the Units involves risks, including those that are described in the “Risk Factors” section beginning on page 11 of this short form prospectus. See also “Forward-Looking Statements”.

PRICE: US$0.33 per Unit

	Price to Public		Underwriter’s Fee (1)		Net Proceeds to the Company (2)
Per Unit	US$	0.33	US$	0.0198	US$	0.3102
Minimum Offering	US$	10,000,320	US$	600,019	US$	9,400,301
Maximum Offering	US$	25,000,470	US$	1,500,028	US$	23,500,442

(1)

A cash commission of 6% of the gross proceeds from the sale of Units pursuant to this offering will be paid to the Underwriter. In addition, we will issue to the Underwriter, non-transferable warrants (the “Underwriter’s Warrants”) to purchase the number of Units equal to 6% of the total number of Units issued pursuant to the offering. Each Underwriter’s Warrant shall entitle the Underwriter to purchase, at any time within two years from the initial closing, one unit, identical to the Units being sold in this offering, at the price per Unit of this offering. This short form prospectus qualifies the distribution of the Underwriter’s Warrants and the additional units issuable upon exercise by the Underwriter of the Underwriter’s Warrants. The information set forth herein assumes the maximum offering and is based on the full amount of the commissions payable and the maximum number of Underwriter’s Warrants issuable by us to the Underwriter. See “Offering and Plan of Distribution”.

(2)	Calculated before deducting expenses of the offering estimated to be US$200,000, which, together with the Underwriter’s fee, will be paid from our general funds.

The Underwriter: (i) as principal, conditionally offers 30,304,000 Units (the “Underwritten Units”); and (ii) as agent, conditionally offers a maximum of 45,455,000 additional Units on a best efforts basis (the “Agency Units”), subject to prior sale, if, as and when issued and delivered by us to, and accepted by the Underwriter in accordance with the conditions contained in the Underwriting and Agency Agreement referred to under “Offering and Plan of Distribution” and subject to approval of certain legal matters on our behalf by LaBarge Weinstein Professional Corporation and on behalf of the Underwriter by Heenan Blaikie LLP. In connection with the offering, the Underwriter may effect transactions which stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. There may be one or more closings for this offering. The sale of the Underwritten Units shall occur at the initial closing on or about February 20, 2007, or on such other date as may be agreed, but not later than March 6, 2007. The sale of the Agency Units shall occur in one or more closings to occur not later than April 30, 2007. Certificates evidencing the Common Shares and Warrants will be available for delivery at each closing of this offering or shortly thereafter.

Underwriter’s Position	Maximum size or number of securities held		Exercise Period/ Acquisition Date	Exercise price or average acquisition price
Underwriter’s Warrants	4,545,540 Units		Two years/At Closing	US$	0.33	(1)
Any other option granted by issuer or insider of issuer	11,567 Broker Warrants	(2)	Two years/July 20, 2005	US$	1.75
Total securities under option	6,829,877	(3)	—		—

(1)	The exercise price of each whole Warrant underlying the Underwriter’s Warrants is US$0.40.
(2)	The Underwriter acted as our agent in respect of a private placement in July 2005 and was issued 11,567 Broker Warrants as compensation.
(3)	Representing the total number of our Common Shares issuable on the exercise of the Underwriter’s Warrants (including the Common Shares issuable on the exercise of the underlying Warrants) and the Broker Warrants.

Our head office is located at 4620 Creekstone Drive, Suite 200, Durham, NC 27703 and our registered office in Canada is located at c/o LaBarge Weinstein Professional Corporation, 515 Legget Drive, Suite 800, Kanata, Ontario K2K 3G4.

In this short form prospectus, all dollar figures are in US dollars, unless indicated otherwise. On January 19, 2007, the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was US$0.8531 per CAD$1.00.

ii

ELIGIBILITY FOR INVESTMENT

In the opinion of LaBarge Weinstein Professional Corporation, counsel to Adherex, and Heenan Blaikie LLP, counsel to the Underwriter, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”) and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof, provided that the Common Shares are listed on the TSX and Adherex deals at all relevant times at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the Plans (defined below), the Common Shares and Warrants, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans (the “Plans”).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Adherex, c/o LaBarge Weinstein Professional Corporation, 515 Legget Drive, Suite 800, Ottawa, ON K2K 3G4 and are also available electronically at www.sedar.com.

The following documents, which have been filed with securities commissions or other similar authorities in Canada, form an integral part of this short form prospectus and are accordingly incorporated by reference herein:

(a)	our annual information form on Form 20-F for the year-ended December 31, 2005;

(b)	our audited consolidated annual financial statements for the year ended December 31, 2005, together with the accompanying report of our auditors;

(c)	our “Management Discussion and Analysis” for the year ended December 31, 2005;

(d)	our unaudited interim consolidated financial statements for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

(e)	our interim “Management Discussion and Analysis” for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

(f)	our Management Proxy Circular dated March 24, 2006 in respect of the annual general meeting of shareholders held on April 29, 2006;

(g)	our material change report filed May 9, 2006 in respect of our issuance of US$6.5 million of units;

(h)	our material change report filed September 18, 2006 regarding changes to our board of directors; and

(i)	our material change report filed January 18, 2007 regarding our agreement with GlaxoSmithKline (“GSK”) to purchase all remaining GSK options under their development and license agreement for eniluracil.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including documents of the type referred to above, business acquisition reports, interim financial statements or material change reports (excluding confidential material change reports) that we have filed with a securities commission or other similar authority in Canada after the date of this short form prospectus and prior to the completion or termination of this distribution, shall be deemed to be incorporated by reference into this short form prospectus. The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Company and prospective investors of Units should review all information contained in this short form prospectus and the documents incorporated by reference before making an investment decision. The statements contained in this short form prospectus are not necessarily complete and reference is made to the documents incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

All trademarks referred to in this document are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this short form prospectus may constitute “forward-looking” statements that involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements included or incorporated by reference in this short form prospectus include, but are not limited to, statements with respect to: (i) our anticipated commencement dates, completion dates and results of clinical trials; (ii) our goals, anticipated progress and costs of our clinical and preclinical research and development programs; (iii) our strategies; (iv) our expected results of operations; (v) our anticipated levels of expenditures; (vi) our ability to protect our intellectual property; (vii) the anticipated applications and efficacy of our drug candidates; (viii) our ability to attract and retain key employees; (ix) our efforts to pursue collaborations with other companies; (x) the nature and scope of potential markets for our drug candidates; and (xi) our anticipated sources and uses of cash, cash equivalents and short-term investments. When used or incorporated by reference in this short form prospectus, such statements use such words as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “estimate”, “project”, “plan” and other similar terminology. All statements, other than statements of historical fact, included or incorporated by reference in this short form prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this short form prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under “Risk Factors” commencing on page 11 hereof. Although the forward-looking statements contained or incorporated by reference in this short form prospectus are based upon what our management believes are reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this short form prospectus, and we assume no obligation to update or revise them to reflect new events or circumstances or otherwise.

THE COMPANY

Summary Description of Business

We are a biopharmaceutical company focused on cancer therapeutics with preclinical and clinical product candidates. The following product candidates are in the clinical stage of development:

•	ADH-1 (Exherin™) is a molecularly targeted anti-cancer drug that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells. ADH-1 is currently in a Phase I study in combination with three different chemotherapy agents and recently completed patient enrollment in two single-agent Phase II clinical studies in Europe and North America.

•	Eniluracil is a dihydropyrimidine dehydrogenase (“DPD”) inhibitor that was previously under development by GSK for the treatment of cancer. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-fluorouracil (“5-FU”), one of the world’s most widely-used oncology agents. 5-FU is currently used as first or second-line therapy for a variety of cancers including colorectal, breast, gastric, ovarian, basal cell and head and neck.

•	Sodium Thiosulfate (“STS”) is a chemoprotectant which has been shown in Phase I and Phase II clinical studies conducted by investigators at Oregon Health & Science University (“OHSU”) to reduce the disabling loss of hearing in patients, both adults and children, treated with platinum-based anti-cancer agents. We recently executed an agreement with the International Childhood Liver Tumor Strategy Group (known as SIOPEL) for the conduct of a Phase III trial of STS. Under the terms of the agreement, SIOPEL will conduct and fund the clinical activity and we will provide the drug and drug distribution for the study. We also continue to work with the U.S. Children’s Oncology Group (“COG”) to initiate a prospective, randomized trial with STS in children.

•	N-Acetylcysteine (“NAC”) is a bone marrow protectant which has been the subject of investigator-initiated Phase I clinical trials at OHSU studying its use as a chemoprotectant with platinum-based chemotherapy.

Our preclinical program includes: (i) peptides and small chemical molecule successors to ADH-1; (ii) peptides and small molecules targeted to inhibiting the metastatic spread of some cancers; and (iii) peptides that combine both angiolytic and antiangiogenic properties. We have synthesized peptide antagonists and agonists for a wide array of cadherin adhesion molecules, which should facilitate our efforts to select other drug candidates to move into clinical development, particularly in the following areas:

•	Peptide N-cadherin antagonists: We have identified small peptide molecules that differ in structure from ADH-1 and that have extended stability in plasma. These molecules offer the potential advantages of extended plasma half-life and enhanced potency compared to ADH-1.

•	Small molecule N-cadherin antagonists. We have identified a series of small chemical molecules that, in our preliminary studies, have displayed potent N-cadherin antagonism activity. Unlike ADH-1 and the other peptide N-cadherin antagonists, these molecules are not peptides and are smaller and simpler in structure. Compared to peptides small chemical molecules are often: (i) active after oral administration, (ii) more stable, and (iii) have different potency and toxicity profiles. We continue to advance our lead candidate from this program through the preclinical development and toxicology studies which would be required for an Investigational New Drug Submission (“IND”) to the Food and Drug Administration (“FDA”).

•	OB-cadherin. OB-cadherin is reported to be involved in the metastatic spread of certain cancers. Metastatic disease is a major determinant of both a patient’s survival and quality-of-life. We are developing OB-cadherin peptide and small molecule antagonists to reduce or slow down the metastatic spread of tumors, such as breast and prostate cancers.

•	VE-cadherin. Like N-cadherin, VE-cadherin is important in the structural integrity of certain tumor blood vessels. We have designed peptide VE-cadherin antagonists and believe that the development of VE-cadherin antagonists may be synergistic with N-cadherin antagonists.

In addition to our current development efforts, we continue to pursue collaborations with other pharmaceutical companies, governmental agencies, academic and/or corporate collaborators with respect to these and other cadherin agonist and antagonist molecules. Our drug discovery and development efforts are supported by more than 40 issued U.S. patents and more than 50 pending patents worldwide that we either own or have exclusively licensed.

Adherex Technologies Inc. is incorporated under the Canada Business Corporations Act and has three wholly-owned subsidiaries: Oxiquant, Inc. and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc., a wholly-owned Canadian subsidiary.

Recent Developments

Recent developments include:

•	Initiation of Phase I program with ADH-1 in combination with chemotherapy. The first study will enroll up to 55 patients and will include up to 10 sites. The study is intended to define the dose limiting toxicities and maximum tolerated dose of ADH-1 in three separate combinations: ADH-1 plus docetaxel (Taxotere®), ADH-1 plus carboplatin, and ADH-1 plus capecitabine (Xeloda®). Docetaxel is currently used in the treatment of breast cancer, prostate cancer and non-small cell lung cancer, among others. Carboplatin is commonly used in the treatment of ovarian and lung cancer. Capecitabine is currently used to treat breast cancer and colon cancer.

•	Completion of patient enrollment in the single-agent Phase II ADH-1 studies being conducted in Europe and North America with weekly dosing of 2,400 mg/m2 and 600 mg/m2, respectively, in patients with certain N-cadherin positive cancers.

•	Re-acquisition of all rights to ADH-1 upon the expiration of the one-time license option granted to GSK in July 2005.

•	Expansion of the eniluracil clinical program. The program includes: (i) a Phase I eniluracil plus 5-FU study in solid tumors to define the maximum tolerated dose of weekly dosing of the combination; (ii) a clinical proof-of-mechanism (“POM”) study to confirm the dose effect of eniluracil directly in tumor cells; and (iii) a Phase I/II study in hepatocellular cancer in Asia. The POM study has completed its enrollment and we expect the Phase I study to conclude later this quarter and plan to commence a Phase II study in breast cancer once the maximum tolerated dose has been determined.

•	Execution of an agreement with SIOPEL in which SIOPEL will conduct a Phase III trial of STS. We will provide STS and STS distribution activities and SIOPEL will conduct the clinical activities. We expect SIOPEL to commence the study in early 2007. We will also continue to work with the U.S. COG to initiate a prospective, randomized trial with STS in children.

•	Termination of our license agreement with Rutgers, The State University of New Jersey. With no current plans to further develop Mesna and the increasing expenses associated with the license, Adherex decided to terminate our license agreement with Rutgers and no longer have any rights to Mesna.

•	Acquisition of all rights to eniluracil. In July 2005, we entered into a development and license agreement with GSK covering two drugs, eniluracil and ADH-1. The agreement included the in-license of GSK’s oncology product, eniluracil, by Adherex and an option for GSK to license Adherex’s lead biotechnology compound, ADH-1. As indicated above, the ADH-1 option expired unexercised and we re-acquired all rights to ADH-1. Under the agreement, GSK retained options to buy back eniluracil at various points in its development. Adherex recently agreed to purchase, on or before March 1, 2007, all of GSK’s remaining buy-back options and, as a result, assumed direction and control over the future development of eniluracil, including the ability to partner or sub-license the product to other third parties.

•	Engagement of Burrill & Company of San Francisco as an advisor to assist in our review of our partnering activities and other strategic alternatives.

Directors and Senior Management

The following table lists our directors and senior management and the respective positions they hold with us:

Name	Position
William P. Peters, MD, PhD, MBA	Chief Executive Officer and Chairman of the Board of Directors
Donald W. Kufe, MD(3)(4)	Director
Michael G. Martin(1)(2)	Director
Fred H. Mermelstein, PhD(3)(4)	Lead Independent Director of the Board of Directors
Peter Morand, PhD(1)(2)(4)	Director
Robin J. Norris, MD	President, Chief Operating Officer and Director
Arthur T. Porter, MD, MBA(1)(2)(3)	Director
James A. Klein, Jr., CPA	Chief Financial Officer
D. Scott Murray, BScPharm, LLB, MBA	Vice President, General Counsel and Corporate Secretary
Jeff Solash, PhD	Chief Licensing Officer

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating Committee.
(4)	Member of the Governance Committee.

William P. Peters, MD, PhD, MBA. Dr. Peters has been the Chief Executive Officer of Adherex since March 2003, the Chairman of our Board of Directors (the “Board”) since February 2004, and a member of the Board since November 2002. From March 2003 to February 2004, Dr. Peters served as the Vice Chairman of the Board. Dr. Peters has served on the faculty at Harvard University, Duke University and Wayne State University. He originated the solid tumor high-dose chemotherapy and bone marrow transplant program at the Dana-Farber Cancer Institute, and was Director of Bone Marrow Transplantation and Professor of Medicine at Duke University from 1984 to 1995 and was an Associate Director of the Cancer Center. He then became President, Director and CEO of the Karmanos Cancer Institute from 1995 – 2001. Simultaneously, he served as Associate Dean for Cancer at Wayne State University and was the Senior Vice President for Cancer Services at the Detroit Medical Center. In 2001, he organized the Institute for Strategic Analysis and Innovation at the Detroit Medical Center of which he served as President. Dr. Peters has three Bachelor degrees (Biochemistry, Biophysics and Philosophy) from Pennsylvania State University, received his MPhil, MD and PhD degrees from the Columbia University College of Physicians & Surgeons in New York and trained clinically at Harvard University Medical School’s Brigham and Women’s Hospital and Dana-Farber Cancer Institute in Boston, MA. He is board certified in internal medicine and medical oncology. He earned his MBA at the Duke University Fuqua School of Business.

Michael G. Martin. Mr. Martin has been on the Board since September 2006. He is Chief Executive Officer of BioEnergy of America, a company dedicated to developing renewable sources of energy. Prior to assuming his role at BioEnergy, Mr. Martin served as managing director of R&M Financial Associates, a merger & acquisition consulting firm specializing in small and mid-size companies across multiple industries. From 1991-1999, he was Chairman and President of Proformix, Inc., a publicly-traded manufacturer of computer equipment. He has previously served as President of Centercore of NJ, a business-to-business consulting company as well as President and Vice President of Centercore, Inc., a publicly traded manufacturing company.

Donald W. Kufe, MD. Dr. Kufe has been on the Board since December 2003. Dr. Kufe is the chair of the Scientific and Clinical Advisory Board of Adherex. Dr. Kufe received his MD in 1970 from the University of Rochester School of Medicine and postgraduate training at Harvard’s Beth Israel Hospital. Subsequently, he undertook extensive laboratory-based research in molecular virology at the Institute of Cancer Research of Columbia University. In 1979, he joined the faculty of Harvard’s Dana-Farber Cancer Institute where he is now Professor of Medicine. He has served as Chief of the Division of Cancer Pharmacology, Deputy Director of the Dana-Farber Cancer Center, Director of the Harvard Phase I Oncology Group and Leader of the Experimental Therapeutics Program. He has served as the senior editor of Cancer Medicine, one of the major text books in oncology, and on the editorial board of multiple international cancer research journals.

Fred H. Mermelstein, PhD. Dr. Mermelstein has been a director of Adherex since November 2002. Dr. Mermelstein is a founder and President of Javelin Pharmaceuticals, Inc. and previously served as Director of Venture Capital at Paramount Capital Investments, LLC, a merchant banking and venture capital firm specializing in biotechnology, from 1998 to 2003. He has served as director and Chief Science Officer of PolaRx Biopharmaceuticals, and is a director of both Cardiome Pharma and previously the Jordan Heart Foundation. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and the University of Medicine and Dentistry of New Jersey (UMDNJ) Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the department of biochemistry at UMDNJ Robert Wood Johnson Medical School.

Peter Morand, PhD. Dr. Morand has been a director of Adherex since December 1998. He is President of Peter Morand & Associates and from 1996 to 2005, Dr. Morand served as President, CEO and Director of the Canadian Science and Technology Growth Fund Inc., a venture capital fund that invests in the commercialization of the results of early-stage advanced technology companies. Dr. Morand is currently a member of the Boards of Directors of Variations Biotechnologies Inc., the Institute on Governance and the Ottawa Life Sciences Council (past Chair) and is a member of the Advisory Board of the Institute on Biodiagnostics. Dr. Morand was a director of D-Box Technology Inc. from 2004 to 2006. Dr. Morand is a past President of the Natural Sciences and Engineering Research Council (NSERC, 1990-95), a federal agency that invests more than $600 million annually in support of research. Prior to his NSERC appointment, Dr. Morand spent many years at the University of Ottawa as a Professor of Chemistry and occupied the positions of Dean of Science and Engineering and Vice Rector. Dr. Morand started his career in the pharmaceutical industry at Ayerst Laboratories.

Robin J. Norris, MD. Dr. Norris has been the Chief Operating Officer of Adherex since January 2002, President of Adherex since June 2002 and a member of the Board since November 2002. Prior to joining Adherex, Dr. Norris was Chief Operating Officer and Chairman of the Scientific Advisors Committee of PowderJect plc from March 1998 to December 2001 and Chief Operating Officer of Noven Inc. from March 1995 to March 1998. Dr. Norris received his medical education and degree in the United Kingdom with postgraduate qualifications in obstetrics, general medicine and pharmaceutical medicine. Following eight years of clinical practice, Dr. Norris has spent over 20 years in the pharmaceutical industry, predominantly based in the United States, but with global drug development responsibilities. During his career, Dr. Norris has been responsible for the successful development of a wide range of pharmaceutical products and devices moving and transitioning them from fundamental “bench-level” research and development through the regulatory process and into the global marketplace.

Arthur T. Porter, MD, MBA. Dr. Porter has served as a director of Adherex since February 2004 and was originally nominated to the Board pursuant to an arrangement between the Company and HBM BioVentures (Cayman) Ltd. Dr. Porter has served as the Executive Director of the McGill University Health Centre since January 2004. Dr. Porter was the President and Chief Executive Officer of the Detroit Medical Center from 1999 to 2003. From 1991 to 1998, Dr. Porter served as the Chief of the Gershenson Radiation Oncology Center at Harper Hospital, Radiation Oncologist-in-Chief at the Detroit Medical Center. He has also served as Senior Radiation Oncologist at the Cross Cancer Institute in Edmonton, Alberta and Associate Professor in the Faculty of Medicine at the University of Alberta, Chief of the Department of Radiation Oncology at the London Regional Cancer Centre and Chairman of the Department of Oncology at Victoria Hospital Corporation. Dr. Porter has served as a director of Munder Funds since 2002, Universal Healthcare Management Systems since 2003 and serves as a director of Air Canada.

James A. Klein, Jr., CPA. Mr. Klein joined Adherex as Chief Financial Officer in April 2004. From 1999 to April 2004, Mr. Klein founded and served as Chief Executive Officer and Chairman of DataScout Software Inc., a company that develops and commercializes software for the pharmaceutical industry. From 1995 to 1999, Mr. Klein served as Chief Financial Officer and Treasurer of Triangle Pharmaceuticals Inc., a publicly traded pharmaceutical company. Prior to that, Mr. Klein was the International Research and Development Financial Controller for Burroughs Wellcome Co., an international pharmaceutical group. Mr. Klein is a Certified Public Accountant.

D. Scott Murray, BScPharm, LLB, MBA. Mr. Murray has been General Counsel and Corporate Secretary of Adherex since February 2003 and a Vice President of the Company since September 2003. Prior to joining Adherex, Mr. Murray was an Associate at Osler, Hoskin & Harcourt LLP in Toronto specializing in private and public corporate finance, mergers and acquisitions as well as securities compliance and pharmaceutical regulatory matters. At Osler, Hoskin & Harcourt LLP, Mr. Murray worked with a number of international pharmaceutical corporations, some of the largest securities dealers in North America, various early-stage biotechnology clients and also spent a secondment in the legal department of General Motors of Canada. Prior to joining Osler, Hoskin & Harcourt LLP, Mr. Murray practiced as a pharmacist for over seven years, including several retail pharmacy management positions. Mr. Murray holds a Bachelor of Science in Pharmacy degree from Dalhousie University and LLB and MBA degrees from the University of Ottawa.

Jeff Solash, PhD. Dr. Solash joined Adherex as Chief Licensing Officer in October 2005 bringing with him more than 18 years experience in licensing and technology transfer. From 2003-2005, Dr. Solash served as a Licensing Executive at Delphi Technologies Inc., the technologies commercialization arm of Delphi Inc. Prior to that, he was Vice President, Technology Acquisition, for Paramount Capital Investments, a merchant banking and venture capital firm specializing in investments in biotechnology and pharmaceutical companies. From 1998-2000, Dr. Solash was President of Solash Consulting, a consulting practice focused on technology transfer from universities. Previously, he served as a licensing executive for Technology Management & Funding and the University of Pennsylvania. Dr. Solash’s early career included positions as Vice President, Research at Energy & Minerals Research Company; Senior Research Chemist at Gulf Research & Development Company; Program Manager at the U.S. Department of Energy and Research Chemist at the Naval Research Laboratory. Dr. Solash received his Ph.D. in organic chemistry from the University of Pittsburgh.

CONSOLIDATED CAPITALIZATION

The following describes the changes in our share and loan capital structure since September 30, 2006:

•	On December 20, 2006, we granted 165,000 options to purchase Common Shares to our non-executive employees. As of January 18, 2007, there were approximately 5.1 million Common Shares issuable upon exercise of stock options granted by us of which approximately 3.4 million were denominated in Canadian dollars and had a weighted average exercise price of CAD$2.42 per Common Share and approximately 1.8 million denominated in U.S. dollars and had a weighted average exercise price of US$1.00 per Common Share.

•	If we issue the minimum number of Units under this offering, we will have an aggregate of 80,685,787 Common Shares outstanding and a further aggregate of approximately 33,669,509 Common Shares which will be issuable upon the exercise of warrants, including the Warrants offered under this short form prospectus and the Underwriter’s Warrants, and our shareholders’ equity will increase approximately US$9,400,301. If we issue the maximum number of Units under this offering, we will have an aggregate of 126,140,787 Common Shares outstanding and a further aggregate of approximately 60,517,959 Common Shares which will be issuable upon the exercise of warrants, including the Warrants offered under this short form prospectus and the Underwriter’s Warrants, and our shareholders’ equity will increase US$23,500,442.

USE OF PROCEEDS

Our estimated net proceeds of this offering will be approximately US$9.2 million based on the minimum offering, after deducting the Underwriter’s cash fee and the other offering expenses. If only the minimum offering is completed, we intend to use the net proceeds of this offering as follows:

Amount		Principal Purpose
US$	1,000,000	Payment of purchase price to GSK for eniluracil
US$	3,700,000	Research and development costs for ADH-1
US$	3,200,000	Research and development costs for eniluracil
US$	500,000	Research and development costs for STS
US$	800,000	Support for our other existing and future research and development programs and for general corporate purposes and working capital

Our estimated net proceeds of this offering will be approximately US$23.3 based on the maximum offering, after deducting the Underwriter’s cash fee and the other offering expenses. If the maximum offering is completed, we intend to use the net proceeds of this offering as follows:

Amount		Principal Purpose
US$	1,000,000	Payment of purchase price to GSK for eniluracil
US$	11,000,000	Research and development costs for ADH-1
US$	7,500,000	Research and development costs for eniluracil
US$	700,000	Research and development costs for STS
US$	3,100,000	Support for our other existing and future research and development programs and for general corporate purposes and working capital

Whether the minimum or maximum offering is completed, the timing and amount of our actual expenditures will be based on many factors, including cash flows and the growth of our business. Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds according to our investment policy. Our financial instruments consist primarily of short-term investments which will ultimately be liquidated to support our ongoing operations. Our investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in U.S. or Canadian obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and maximum-weighted average time to maturity of twelve months. This policy applies to all of our financial resources. The policy risks primarily include the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trade or speculative nature. We cannot predict whether proceeds invested will yield a favourable return.

OFFERING AND PLAN OF DISTRIBUTION

Pursuant to the Underwriting and Agency Agreement, (i) we have agreed to sell and the Underwriter has agreed to purchase 30,304,000 Units under this short form prospectus (the “Underwritten Units”); and (ii) the Underwriter has agreed to conditionally offer on a best efforts basis a maximum of 45,455,000 additional units (the “Agency Units”), the whole subject to prior sales, as and when issued by us and accepted by the Underwriter in accordance with the conditions contained in the Underwriting and Agency Agreement at a price of US$0.33 per Unit, payable in cash to us against delivery of the certificates representing the Common Shares and Warrants comprising the Units. There may be one or more closings for this offering. The sale of the Underwritten Units shall occur at the initial closing on or about February 20, 2007, or on such other date as may be agreed, but not later than March 6, 2007. The sale of the Agency Units shall occur in one or more closings to occur not later than April 30, 2007. The offering price and composition of the Units was determined by negotiation between Adherex and the Underwriter. We have agreed to pay the Underwriter a fee of US$0.0198 per Unit sold pursuant to the offering in consideration for their services in connection with the distribution of the Units offered to the public by this short form prospectus. In addition, at each closing we will issue to the Underwriter, non-transferable warrants (the “Underwriter’s Warrants”) to purchase that number of Units equal to 6% of the aggregate number of Units sold at such closing, up to an aggregate maximum of 4,545,540 Units. Each Underwriter’s Warrant shall entitle the Underwriter to purchase, at any time within two years from the initial closing, one unit, identical to the Units being sold in this offering, at the price per Unit of this offering.

With respect to the Underwritten Units, the obligation of the Underwriter under the Underwriting and Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all the Underwritten Units offered by this short form prospectus if any are purchased under the Underwriting and Agency Agreement. With respect to the Agency Units, the Underwriter has agreed to use its best efforts to sell such Units but is not required to buy any. The distribution will not continue for a period of more than 90 days after the date of a receipt for the short form prospectus, unless each of the persons and companies who subscribed within that period has consented to the continuation.

We have agreed that, for a period of 90 days following the closing of this offering, we will not directly or indirectly offer, issue, contract to issue, sell, contract to sell, or otherwise dispose of any Common Shares (or any securities at any time convertible into or exchangeable for Common Shares) or any securities of the Company which are substantially similar to the Common Shares or warrants, rights or options exercisable at any time therefor, or agree to do so, or announce publicly our intention to do so, without the prior consent of the Underwriter, which consent shall not be unreasonably withheld, other than: (a) Common Shares that are issued pursuant to the exercise of previously granted and outstanding stock options; (b) stock options that are granted pursuant to our stock option plan, (c) securities that are issued with respect to an acquisition or a strategic partnership or by way of private placement to a strategic investor; (d) Common Shares that are issued upon the exercise of previously issued and outstanding warrants; and (e) Common Shares that are issued upon the exercise of the Warrants.

The Company has agreed to use its reasonable best efforts to cause the directors and officers of the Company to agree not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Company owned directly or indirectly by them, or owned directly or indirectly by funds managed by entities with which such directors or officers are associated until the earlier of 90 days following the closing of this offering or the date of termination of the Underwriting and Agency Agreement, without the prior written consent of the Underwriter.

We have agreed to indemnify the Underwriter and its directors, officers, employees, agents, partners and shareholders against certain liabilities, including, without restriction, civil liabilities under Canadian provincial and territorial securities legislation, or to contribute to any payments the Underwriter may be required to make in respect thereof.

We have applied to list the Common Shares comprising part of the Units being distributed hereunder and the Common Shares issuable upon the exercise of the Warrants on the TSX and the AMEX. Listing the Common Shares on the TSX will be subject to us fulfilling all the listing requirements of the TSX. Listing the Common Shares on the AMEX will be subject to us fulfilling all the listing requirements of the AMEX, and trading on AMEX will be subject to U.S. securities laws.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriter may not, at any time during the period ending on the date the selling process for the Units ends and all stabilization arrangements relating to the Units are terminated (the “Restricted Period”), bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including, (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of the Restricted Period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of the Restricted Period. The Underwriter may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of our Common Shares is for the purpose of maintaining a fair and orderly market in our Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Units offered by this short form prospectus have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered for purchase or sale, sold or otherwise disposed of, directly or indirectly, within the United States or to or for the account or benefit of any “U.S. person” as that term is defined in Regulation S under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. Offers and sales of such Units within the United States or to or for the account or benefit of a U.S. person would constitute a violation of the U.S. Securities Act unless made in compliance with the registration requirements of the U.S. Securities Act or an exemption therefrom. The Underwriter has agreed that, except in accordance with the terms of an applicable exemption, it will not offer, sell or deliver the Units offered hereby within the United States or to or for the account or benefit of any U.S. persons and, during the 40 day period after the closing of this offering, it will send to any dealer to whom it sells Units during such period a confirmation or other notice setting forth the restrictions on offers and sales of the Units within the United States or to or for the account or benefit of any U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units in the United States. In addition, until 40 days after the commencement of the offering, an offer or sale of the Units within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of Common Shares, without nominal or par value. As of January 18, 2007, there were 50,381,787 Common Shares outstanding, which are fully paid and non-assessable.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

The Units

Each Unit offered by this short form prospectus consists of one Common Share and one-half of a Warrant. Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of US$0.40 for a period of three years following the initial closing of the offering. The Units will be separated immediately following closing. No certificate representing a fractional Warrant will be issued and holders of Units will not be entitled to any consideration in lieu thereof.

Common Shares

Holders of Common Shares are entitled to dividends, if and when declared by the directors, to one vote per share at meetings of holders of Common Shares and, upon liquidation, to receive such of our assets as are distributable to the holders of the Common Shares.

Warrants

The Warrants shall be transferable and will be issued in registered form. Warrant certificates will be issued for whole Warrants only. Holders of the Warrants will not, as such, have any voting right or other right attaching to the Common Shares until the Warrants are properly exercised and Common Shares issuable upon the exercise of the Warrants are issued. The Warrants will not be posted for trading on any recognized stock exchange.

The Warrants are exercisable at any time after the initial closing for the period ending on or before 5:00 p.m. (local time) up to and including the date that is three years from the initial closing. Each whole Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.40, subject to certain adjustments as summarized below. No fractional Common Shares will be issued upon the exercise of Warrants, with the number of Common Shares issued being rounded down to the nearest whole number of Common Shares. Pursuant to the terms of the Warrants, subject to applicable law, we may purchase, by private contract or otherwise, all of or any of the Warrants then outstanding and any Warrants so purchased will be cancelled.

The Warrants will be issued under a warrant indenture, to be dated as of the initial closing of the offering, between us and Computershare Trust Company of Canada, as warrant agent. The warrant indenture will contain provisions to the effect that in the event of any subdivision, consolidation, change, reclassification or alteration of the Common Shares of the Company or in the event of the consolidation, amalgamation or merger of the Company with another company, a proportionate adjustment or change will be made in the number and kind of securities issuable on the exercise of the Warrants.

The warrant indenture will also provide that the exercise price per Common Share is subject to adjustment in certain events including:

(i)	the subdivision or consolidation of the Common Shares or the issue of Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend, other than an issue of Common Shares to such holders as a “dividend paid in the ordinary course” (as defined in the warrant indenture);

(ii)	the issue of rights, options or warrants to all or substantially all the holders of Common Shares entitling them within a period of no longer than 45 days after such date of issue to acquire (i) Common Shares at less than 95% of the “current market price” (as defined in the warrant indenture) of the Common Shares or (ii) securities convertible into Common Shares where the conversion price at the date of issue of such convertible securities is less than 95% of the “current market price” of the Common Shares; and

(iii)	the distribution to all or substantially all of the holders of Common Shares of shares of any other class or of rights, options, or warrants (other than those referred to above) or of evidences of indebtedness or of assets, excluding “dividends paid in the ordinary course of business” (as defined in the warrant indenture).

No adjustment in the exercise price of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price of the Warrants by at least one percent.

“Current market price” will be defined in the warrant indenture to mean at any date the weighted average trading price per Common Share for the 20 trading days immediately preceding such date on the principal stock exchange on which the Common Shares are then listed.

We will also covenant in the warrant indenture that, during the period in which the Warrants are exercisable, we will give public notice of certain stated events at least 14 days prior to the record date or the effective date, as the case may be, of such events.

From time to time, we, without the consent of the holders of the Warrants, may amend or supplement the Warrants for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the interests of the holders of the Warrants. Any amendment or supplement to the Warrants that adversely affects the interests of the holders of the Warrants may only be made by way of “extraordinary resolution” which is defined as a resolution passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 50% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66% of the aggregate number of Warrants then outstanding represented at the meeting, or rendered by instruments in writing signed by the holders entitled to purchase not less than 66% of the aggregate number of Warrants then outstanding.

RISK FACTORS

An investment in the Units involves a high degree of risk and should be considered speculative. You should carefully consider the risks and uncertainties described below, as well as other information included or incorporated by reference in this short form prospectus, including our audited annual financial statements and accompanying notes, before buying any Units. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our Common Shares could decline.

Risks Related to Our Financial Condition

There is a “going concern” footnote in our consolidated financial statements for the nine-month period ended September 30, 2006. We will need additional capital to fund our operations, which may not be available at all or on acceptable terms. If we cannot raise additional funding when needed, we will not be able to develop and commercialize our product candidates successfully and we will not be able to continue operations.

The “going concern” footnote indicates that there is substantial doubt that we can continue as an ongoing business. As at September 30, 2006, we had cash reserves, consisting of cash and cash equivalents, of approximately US$9.0 million and current liabilities of approximately US$3.4 million. Whether this offering occurs or not, we will need substantial additional funding to develop and potentially commercialize our product candidates. We have not generated any revenues to date through the sale of products and we expect to incur substantial expenses in connection with preclinical studies, clinical trials, regulatory review, manufacturing and potentially sales and marketing. Under our current operating plan and forecast, we believe that our existing cash, cash equivalents and capital are sufficient to fund our anticipated operations until March 2007. If we complete the minimum offering hereunder, we expect that would fund anticipated operations at least through the next 10 months, and if the maximum at least the next 20 months. In addition, any one of the following factors, among others, could cause us to require additional funds sooner or otherwise cause our cash requirements in the future to materially increase:

•	results of research and development activities;

•	progress or lack of progress of our preclinical studies or clinical trials;

•	our drug substance requirements to support clinical programs;

•	our ability to maintain or establish corporate collaborations and licensing arrangements;

•	changes in the focus, direction, or costs of our research and development programs;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

•	competitive and technological advances;

•	the potential need to develop, acquire or license new technologies and products;

•	our business development activities;

•	current and new regulatory requirements imposed by regulatory authorities, including the Sarbanes Oxley Act of 2002;

•	the timing and outcome of the regulatory review process; or

•	commercialization activities, if any.

Accordingly, we cannot guarantee that our cash, cash equivalents and capital will be sufficient to fund operations for the periods described above. In any event, after that, we will require substantial additional funds to develop our product candidates and to otherwise meet our business objectives. The capital markets are unpredictable but if we are able to consummate a financing, the amount raised may not be sufficient to meet our future needs, and even if adequate funds are raised, stockholders may experience significant dilution. Additional financing may not be available on acceptable terms when needed, if at all. If adequate funds are not available on acceptable terms when needed, we would be required to delay, scale back or eliminate one or more of our product development programs or to seek to obtain funds through arrangements with collaborative partners (or others), which may include a requirement that we relinquish rights to technologies or products that we would not otherwise relinquish. Any failure to obtain funding when and in the amounts needed would have a material adverse effect on our financial position and results of operations.

We have a history of significant losses and have had no revenues to date through the sale of products. If we do not generate significant revenues, we will not achieve profitability.

To date, we have been engaged primarily in research and development activities. We have had no revenues to date through the sale of products, and we do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or current or future collaborations provide us with funding, such as licensing fees, milestone payments, royalties, upfront payments or otherwise. We have incurred significant operating losses every year since our inception on September 3, 1996. We experienced net losses of approximately US$12.7 million for the nine month period ended September 30, 2006 and US$19.2 million for the fiscal year ended December 31, 2005. As of September 30, 2006, we had an accumulated deficit of approximately US$65.1 million. We anticipate incurring substantial additional losses over the next several years due to the need to expend substantial amounts on our continuing clinical trials, anticipated research and development activities and general and administrative expenses in support of the Company, among other factors. We have not commercially introduced any product and our product candidates are in varying early stages of development and testing. Our ability to attain profitability will depend upon our ability to develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our product candidates and to license or otherwise market our product candidates successfully. Any revenues generated from such products, assuming they are successfully developed, marketed and sold, may not be realized for a number of years. We may never achieve or sustain profitability on an ongoing basis.

Risks Related to Our Business

Our product candidates are at an early stage of development. Due to the long, expensive and unpredictable drug development process, we might not ever successfully develop and commercialize any of our product candidates.

In order to achieve profitable operations, we, alone or in collaboration with others, must successfully develop, manufacture, introduce and market our product candidates. The time necessary to achieve market success for any individual product is long and uncertain. Our product candidates and research programs are in the early stage of clinical development and require significant, time-consuming and costly research and development, testing and regulatory clearances. In developing our product candidates, we are subject to risks of failure that are inherent in the development of therapeutic products and procedures based on innovative technologies. For example, our product candidates might be ineffective or toxic, or otherwise might fail to receive necessary regulatory clearances. The results of preclinical and initial clinical trials are not necessarily predictive of future results. Our product candidates might not be economical to manufacture or market or might not achieve market acceptance. Also third parties might hold proprietary rights that preclude us from marketing our product candidates or others might market superior or equivalent products.

We must conduct human clinical trials to assess our product candidates. If these trials are delayed or are unsuccessful, our development costs will significantly increase and our business prospects will suffer.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate, through preclinical studies with animals and clinical trials with humans, that our product candidates are safe and effective for use in each target indication. To date, we have performed only limited clinical trials, and we have only done so with some of our product candidates. Much of our testing has been conducted on animals or on human cells in a laboratory dish, and the benefits of treatment seen in animals may not ultimately be obtained in human clinical trials. As a result, we will need to perform significant additional research and development and extensive preclinical and clinical testing prior to any application for commercial use. We may suffer significant setbacks in clinical trials, and the trials may demonstrate our product candidates to be unsafe or ineffective. We may also encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials, which would increase our development costs and harm our financial results and commercial prospects. Identifying and qualifying patients to participate in clinical trials of our potential products is critically important to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. We have experienced delays in some of our clinical trials, including significant delays with the trial planned with STS as discussed in more detail below under the heading “The Children’s Oncology Group and SIOPEL may not conduct clinical trials with STS as planned,” and we may experience significant delays in the future. If patients are unwilling to participate in our trials because of competitive clinical trials for similar patient populations, perceived risk or any other reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products will be delayed. Other factors that may result in significant delays include obtaining regulatory or ethics review board approvals for proposed trials, reaching agreement on acceptable terms with prospective clinical trial sites, and obtaining sufficient quantities of drug for use in the clinical trials. Such delays could result in termination of the clinical trials altogether.

If we do not maintain current or enter into new collaborations with other companies, we might not successfully develop our product candidates or generate sufficient revenues to expand our business.

We currently have scientific and research collaboration arrangements with academic institutions and other collaborators, including a development and license agreement for eniluracil with GSK, a general collaboration agreement with McGill University for ADH-1 and other related compounds, and an exclusive worldwide license from OHSU for NAC and STS.

The agreements with McGill and OHSU are terminable by either party in the event of an uncured breach by the other party. We may also terminate our agreement with McGill after September 2006 and our agreement with OHSU at any time upon prior written notice of specified durations to the licensor. Termination of any of our collaborative arrangements could materially adversely affect our business. In addition, our collaborators might not perform as agreed in the future.

In addition to the collaborative arrangements above, we have received approval from the Drug Development Group (DDG) of the U.S. National Cancer Institute’s (“NCI”) Division of Cancer Treatment and Diagnosis for a Level III collaboration for the clinical development of the Company’s lead biotechnology compound, ADH-1. As part of the collaboration, we have executed a Clinical Trial Agreement with the NCI to support additional preclinical studies of ADH-1 in preparation of future NCI-sponsored clinical trials to further evaluate the anti-cancer and vascular targeting effects of ADH-1 both as a single agent and in combination with other anti-cancer agents in patients with advanced resistant cancers that express the molecular marker, N-cadherin. We also have entered into a standard form screening agreement with the NCI under which the NCI has been screening and testing compounds supplied by us for their anti-cancer properties in various preclinical anti-cancer assays and tumor models. The NCI has no obligation to sponsor clinical trials of ADH-1 or to continue to perform preclinical or screening work for us and may terminate the above agreements at any time, as may we. In the event that we or the NCI terminate the above agreements, we may seek another third party to conduct similar work for us, which may result in increased costs for us.

The success of our business strategy will be dependent on our ability to maintain current and enter into new collaborations with other industry participants that advance the development and clinical testing of, regulatory approval for and commercialization of our product candidates, as well as collaborations that provide us with funding, such as licensing fees, milestone payments, royalties, upfront payments or otherwise. We may not be successful in maintaining current collaborations or establishing any further collaborations, and any collaborations we have or establish may not lead to the successful development of our product candidates.

Since we conduct a significant portion of our early stage research and development through collaborations, our success may depend significantly on the performance of such collaborators, as well as any future collaborators. Any future collaborators might not commit sufficient resources to the research and development or commercialization of our product candidates. Economic or technological advantages of products being developed by others, or other factors could lead our collaborators to pursue other product candidates or technologies in preference to those being developed in collaboration with us. The commercial potential of, development stage of and projected resources required to develop our drug candidates will also affect our ability to maintain current collaborations or establish new collaborators. There is a risk of dispute with respect to ownership of technology developed under any collaboration. Our management of any collaboration will require significant time and effort as well as an effective allocation of resources. We may not be able to simultaneously manage a large number of collaborations.

We do not presently have the financial or human resources to complete Phase III trials for our lead product candidates.

We do not presently have the financial or human resources internally to complete Phase III trials for either of our lead product candidates, ADH-1 and eniluracil. We therefore intend to seek a licensing or funding partner for the further development of these products. If a partner for these technologies is not found, we may not be able to advance these products. If a partner is found, the financial terms that they propose may not be acceptable to the Company.

The Children’s Oncology Group and SIOPEL may not conduct clinical trials with STS as planned.

We intend to continue the development of STS as a hearing loss protectant for children undergoing platinum-based chemotherapy by collaborating with the U.S. COG in the conduct of a prospective, randomized clinical trial and SIOPEL in the conduct of a randomized Phase III study in approximately 100 children with liver cancer from participating centers in some 30 countries. We have experienced significant delays in getting the COG trial fully approved and started. Such delays may prove to be costly for us, both in terms of additional clinical and drug product expenses as well as any effect such delays may have on the market price of our stock. We might not be able to commence or complete these planned clinical trials on schedule, or at all.

As we expand the size of our organization, we may experience difficulties in effectively managing our growth, which could adversely impact our business.

Our planned future growth will strain our management, human, operational, financial and other resources. Currently, we have 22 full-time employees. In order to manage our future growth effectively, we will have to implement and improve operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. To the extent that we are unable to manage our growth effectively, we may not be able to successfully accomplish our business objectives.

We may expand our business through new acquisitions that could disrupt our business, harm our financial condition and dilute current stockholders’ ownership interests in our company.

Our business strategy includes expanding our products and capabilities, and we may seek acquisitions to do so. Acquisitions involve numerous risks, including:

•	substantial cash expenditures;

•	potentially dilutive issuance of equity securities;

•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;

•	difficulties in assimilating the operations of the acquired companies;

•	diverting our management’s attention away from other business concerns;

•	risks of entering markets in which we have limited or no direct experience; and

•	the potential loss of our key employees or key employees of the acquired companies.

We cannot assure you that any acquisition will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success would depend in part on our ability to assimilate acquired companies and their personnel effectively. We might not be able to make the combination of our business with that of acquired businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired business or companies may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise the necessary funds by selling shares of our stock, which could dilute current stockholder’s ownership interest in our Company.

If we lose our key personnel or are unable to attract and retain personnel, we may be unable to effectively manage our business and successfully develop our product candidates.

Our success depends upon certain key personnel, in particular Dr. William P. Peters, our Chief Executive Officer and Chairman of the Board, the loss of whose services might significantly delay or prevent the achievement of our scientific or business objectives. We have entered into an employment agreement with Dr. Peters that had an initial term ending on March 12, 2008, which was extended by the Board until March 2010. If we terminate Dr. Peters without “cause,” or if Dr. Peters terminates his employment for Good Reason or a Change of Control (as such terms are defined in the agreement), we are obligated to pay Dr. Peters severance compensation equal to 24 months salary and certain other benefits. Although we have entered into employment agreements with each of our key personnel, we cannot be certain that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could negatively affect our ability to manage our business. We do not currently carry key person life insurance.

If our licenses to proprietary technology owned by others are terminated or expire, we may suffer increased development costs and delays, and we may not be able to successfully develop our product candidates.

The development of our drug candidates and the manufacture and sale of any products that we develop will involve the use of processes, products and information, some of the rights to which are owned by others. A number of our product candidates are licensed under agreements with GSK, McGill and OHSU. Although we have obtained licenses or rights with regard to the use of certain processes, products and information, the licenses or rights could be terminated or expire during critical periods and we may not be able to obtain, on favorable terms or at all, licenses or other rights that may be required. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor, which may not be granted.

If we are unable to adequately protect our patents and licenses related to our product candidates, or we infringe upon the intellectual property rights of others, we may not be able to successfully develop and commercialize our product candidates.

The value of our technology will depend in part upon our ability, and that of our collaborators, to obtain patent protection or licenses to patents, maintain trade secret protection and operate without infringing on the rights of third parties. Although we have successfully pursued patent applications in the past, it is possible that:

•	some or all of our pending patent applications, or those we have licensed, may not be allowed;

•	proprietary products or processes that we develop in the future may not be patentable;

•	any issued patents that we own or license may not provide us with any competitive advantages or may be successfully challenged by third parties; or

•	the patents of others may have an adverse effect on our ability to do business.

It is not possible for us to be certain that we are the original and first creator of inventions encompassed by our pending patent applications or that we were the first to file patent applications for any such inventions. Further, any of our patents, once issued, may be declared by a court to be invalid or unenforceable.

We may be required to obtain licenses under patents or other proprietary rights of third parties but the extent to which we may wish or need to do so is unknown. Any such licenses may not be available on terms acceptable to us or at all. If such licenses are obtained, it is likely they would be royalty bearing, which would reduce our income. If licenses cannot be obtained on an economical basis, we could suffer delays in market introduction of planned products or their introduction could be prevented, in some cases after the expenditure of substantial funds. If we do not obtain such licenses, we may have to design around patents of third parties, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. Alternatively, we could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

Litigation may also be necessary to enforce or defend patents issued or licensed to us or our collaborators or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our collaborators, or if we initiate such suits. We may not prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our collaborators to cease using certain technology or products. Any of these events would likely have a material adverse effect on our business, financial condition and results of operations.

Much of our technological know-how that is not patentable may constitute trade secrets. Therefore, we require our employees, consultants, advisors and collaborators to enter into confidentiality agreements. However, such agreements may not provide for meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. In addition, others may independently develop or obtain similar technology and may be able to market competing products and obtain regulatory approval through a showing of equivalency to our product that has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

The vulnerability to off-label use or sale of our product candidates that are covered only by “method of use” patents may cause downward pricing pressure on these product candidates if they are ever commercialized and may make it more difficult for us to enter into collaboration or partnering arrangements for the development of these product candidates.

Some of our product candidates, including STS and NAC, are currently only covered by “method of use” patents, which cover the use of certain compounds to treat specific conditions, and not by “composition of matter” patents, which would cover the chemical composition of the compound. Method of use patents provide less protection than composition of matter patents because of the possibility of off-label uses if other companies develop or market the compound for other uses. If another company markets a drug that we expect to market under the protection of a method of use patent, physicians may prescribe the other company’s drug for use in the indication for which we obtain approval and have a patent, even if the other company’s drug is not approved for such an indication. Off-label use and sales could exert pricing pressure on any products we develop covered only by method of use patents. Also, it may be more difficult to find a collaborator to license or support the development of our product candidates that are only covered by method of use patents.

If our third party manufacturers breach or terminate their agreements with us, or if we are unable to secure arrangements with third party manufacturers on acceptable terms as needed in the future, we may suffer significant delays and additional costs.

We have no experience manufacturing products and do not currently have the resources to manufacture any products that we may develop. We currently have agreements with contract manufacturers for clinical supplies of ADH-1, STS, eniluracil and 5-FU, including drug substance providers and drug product suppliers. Our contract manufacturers might not perform as agreed in the future or may terminate our agreement with them before the end of the required term. Significant additional time and expense would be required to effect a transition to a new contract manufacturer.

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical trials, human clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. If we develop any products with commercial potential, we will need to develop the facilities to independently manufacture such products or secure arrangements with third parties to manufacture them. We may not be able to independently develop manufacturing capabilities or obtain favorable terms for the manufacture of our products. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms. We or our contract manufacturers may also fail to meet required manufacturing standards, which could result in delays or failures in product delivery, increased costs, injury or death to patients, product recalls or withdrawals and other problems that could significantly hurt our business. We intend to maintain a second source for back-up commercial manufacturing, wherever feasible. However, if a replacement to our future internal or contract manufacturers were required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drugs and the need for FDA compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional commercialization costs. Such lead times would vary based on the situation, but might be 12 months or longer.

We lack the resources necessary to effectively market our product candidates, and we may need to rely on third parties over whom we have little or no control and who may not perform as expected.

To date, we do not have the necessary resources to market our product candidates. If we develop any products with commercial potential, we will either have to develop a marketing capability, including a sales force which is difficult and expensive to implement successfully, or attempt to enter into a collaboration, merger, joint venture, license or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. We may not be able to do so on acceptable terms, if at all. If we rely extensively on third parties to market our products, the commercial success of such products may be largely outside of our control.

We conduct our business internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

We have conducted clinical trials in the United States, Canada, Asia and Europe and intend to, or may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain regulatory approval, and there can be no assurance that we will be able to enforce our license or patent rights in foreign jurisdictions. Foreign exchange controls may have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into or out of a particular country to meet obligations under licenses, clinical trial agreements or other collaborations

We will likely face foreign currency exchange risks which may expose us to increased costs and decreased revenue.

We may face exposure to adverse movements in foreign currency exchange rates when our product candidates are commercialized, if at all. We expect that any products we may develop would generate international revenues and expenses, denominated in U.S., Canadian and other currencies. In such an event, we will likely face differing tax structures, foreign regulations and restrictions, and general foreign exchange rate volatility. To date, we have not instituted a hedging program against the risks associated with foreign exchange exposure. We may implement hedging techniques in the future, which may not be successful. To date, we have experienced no significant negative consequences resulting from fluctuations in foreign currency exchange rates.

Risks Related to Our Industry

If we are unable to obtain applicable U.S. and/or foreign regulatory approvals, we will be unable to develop and commercialize our drug candidates.

The preclinical studies and clinical trials of our product candidates, as well as the manufacturing, labeling, sale and distribution, export or import, marketing, advertising and promotion of our product candidates are subject to various regulatory frameworks in the United States, Canada and other countries. In the United States, our product candidates are regulated by federal, state and local governmental authorities, including the FDA. In Canada, our product candidates are regulated by federal, provincial and local governmental authorities, including the Therapeutic Products Directorate of Health Canada. Any products that we develop must receive all relevant regulatory approvals and clearances before any marketing, sale or distribution. The regulatory process, which includes extensive preclinical studies and clinical testing to establish product safety and efficacy, can take many years and cost substantial amounts of money. As a result of the length of time, many challenges and costs associated with the drug development process, the historical rate of failures for drug candidates is extremely high. For example, prior development of our compound eniluracil by GSK was not successful. Varying interpretations of the data obtained from studies and tests could delay, limit or prevent regulatory approval or clearance. Changes in regulatory policy could also cause delays or affect regulatory approval. Any regulatory delays may increase our development costs and negatively impact our competitiveness and prospects. It is possible that we may not be able to obtain regulatory approval of any of our drug candidates and any approvals may take longer and cost more to obtain than expected.

Regulatory approvals, if granted, may entail limitations on the uses for which any products we develop may be marketed, limiting the potential sales for any such products. The granting of product approvals can be withdrawn at any time, and manufacturers of approved products are subject to regular reviews, including for compliance with good manufacturing practices. Failure to comply with any applicable regulatory requirement, which may change from time to time, can result in warning letters, fines, sanctions, penalties, recalling or seizing products, suspension of production, or even criminal prosecution.

Future sales of our product candidates may suffer if they fail to achieve market acceptance.

Even if our product candidates are successfully developed and achieve appropriate regulatory approval, they may not enjoy commercial acceptance or success. Product candidates may compete with a number of new and traditional drugs and therapies developed by major pharmaceutical and biotechnology companies. Market acceptance is dependent on product candidates demonstrating clinical efficacy and safety, as well as demonstrating advantages over alternative treatment methods. In addition, market acceptance is influenced by government reimbursement policies and the ability of third parties to pay for such products. Physicians, patients, the medical community or patients may not accept or utilize any products we may develop.

We face a strong competitive environment. Other companies may develop or commercialize more effective or cheaper products, which may reduce or eliminate the demand for our product candidates.

The biotechnology and pharmaceutical industry, and in particular the field of cancer therapeutics where we focus, is very competitive. Many companies and research organizations are engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Abbott Laboratories, Amgen, Antisoma, AstraZeneca, Bayer, Bristol-Myers Squibb, EntreMed, Genentech, Merck & Co., NeoPharm, Novartis, Johnson & Johnson, OXiGENE, Peregrine Pharmaceuticals, Pfizer, Roche and Sanofi-Aventis. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents, could be competitors.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. Also, some of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects.

We are likely to face competition in the areas of product efficacy and safety, ease of use and adaptability, as well as pricing, product acceptance, regulatory approvals and intellectual property. Competitors could develop more effective, safer and more affordable products than we do, and they may obtain patent protection or product commercialization before we do or even render our product candidates obsolete. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we may develop.

We may face product liability claims that could require us to defend costly lawsuits or incur substantial liabilities that could adversely impact our financial condition, receipt of regulatory approvals for our product candidates and our results of operation.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims in the event that such product candidates cause injury or disease or result in other adverse effects. These claims could be made by health care institutions, contract laboratories, patients or others using our product candidates. We carry clinical trial insurance with a policy limit of US$5.0 million, but the coverage may not be sufficient to protect us from legal expenses and liabilities we might incur. Litigation is very expensive, even if we are successful. In addition, our existing coverage will not be adequate if we further develop products, and future coverage may not be available in sufficient amounts or at reasonable cost. Adverse liability claims may also harm our ability to obtain or maintain regulatory approvals.

We use hazardous material and chemicals in our research and development, and our failure to comply with laws related to hazardous materials could materially harm us.

Our research and development processes involve the controlled use of hazardous materials, such as flammable organic solvents, corrosive acids and corrosive bases. Accordingly, we are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. While we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources and may not be covered by our general liability insurance, which carries a policy limit of US$2.0 million. In addition, we have a US$2.0 million umbrella policy. We currently do not carry insurance specifically for hazardous materials claims. We may be required to incur significant costs to comply with environmental laws and regulations, which may change from time to time.

Efforts to reduce product pricing and health care reimbursement and changes to government policies could negatively affect the commercialization of our product candidates.

If any of our product candidates achieves regulatory approval, we may be materially adversely affected by the continuing efforts of governmental and third-party payors to contain or reduce health care costs. For example, if we succeed in bringing one or more products to market, such products may not be considered cost-effective and the availability of consumer reimbursement may not exist or be sufficient to allow the sale of such products on a competitive basis. The constraints on pricing and availability of competitive products may further limit our pricing and reimbursement policies as well as adversely effect market acceptance and commercialization for the products.

In some foreign markets, the pricing or profitability of healthcare products is subject to government control. In recent years, federal, state, provincial and local officials and legislators have proposed or are proposing a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments from third-party payors to the consumer for certain medical procedures and treatments or allow government control of pharmaceutical pricing. The adoption of any such proposals or reforms could adversely affect the commercial viability of our product candidates.

Any significant changes in the healthcare system in the United States and Canada and abroad would likely have a substantial impact on the manner in which we conduct business and could have a material adverse effect on our ability to raise capital and the viability of product commercialization.

New accounting or regulatory pronouncements may impact our future financial position and results of operations.

There may be new accounting or regulatory pronouncements or rulings, which could have an impact on our future financial position and results of operations. In particular, there have been a number of rule changes and proposed legislative initiatives following recent corporate bankruptcies and accounting scandals. Changing laws, regulations and standards relating to corporate governance and public disclosures can create uncertainty and such uncertainty may lead to increased expenses and exposure to liabilities.

Risks Related to Our Common Shares and the Offering

We are a passive foreign investment company under U.S. tax law, which has adverse tax consequences for our U.S. shareholders.

We have determined that we are currently a passive foreign investment company, or PFIC, under U.S. tax law and likely will continue to be a PFIC at least until we develop a source of significant operating revenues. As a result, there are adverse tax consequences to U.S. holders of our Common Shares. A U.S. holder whose holding period for our shares includes a period during which we are classified as a PFIC generally will be required to treat certain excess distributions with respect to our shares and gains realized on the disposition of our shares as ordinary income earned ratably over the holder’s holding period and will be subject to a special tax and interest charge on amounts treated as earned in the periods in which we are a PFIC. In addition, the holder’s shares will not receive a “stepped-up” basis upon a transfer at death. These PFIC tax rules will not apply if a U.S. holder makes an election for the first taxable year of the holder’s holding period to be taxed currently on the holder’s pro rata share of our ordinary earnings and net capital gain for any year we are a PFIC. Alternatively, a U.S. holder may avoid the special tax and interest charge on excess distributions and gains by making an election to mark the shares to market annually during any period in which we are a PFIC and our shares are treated as marketable shares. If a mark-to-market election is made, amounts included in or deducted from income pursuant to the election and actual gains and losses realized upon disposition generally will be treated as ordinary gains or losses. Whether or not an applicable election is made, if we are classified as a PFIC for the taxable year in which a dividend is paid, or for the preceding taxable year, a dividend paid to a non-corporate U.S. holder will not qualify for the reduced long-term capital gains rates. These tax issues could make our stock less attractive to U.S. investors and therefore negatively affect our stock price and your ability to sell your shares.

The market price of our Common Shares is highly volatile and could cause the value of your investment to significantly decline.

Historically, the market price of our Common Shares has been highly volatile and the market for our Common Shares has from time to time experienced significant price and volume fluctuations, some of which are unrelated to our operating performance. From November 12, 2004 to January 18, 2007, the trading price of our stock has fluctuated from a high closing price of CAD$2.60 per share to a low closing price of CAD$0.335 per share on the TSX, and from a high closing price of US$2.20 per share to a low closing price of US$0.30 per share on the AMEX. Historically, our Common Shares have had a low trading volume, and likely will continue to have a low trading volume in the future. This low volume may contribute to the volatility of the market price of our Common Shares. It is likely that the market price of our Common Shares will continue to fluctuate significantly in the future.

The market price of our stock may be significantly affected by many factors, including without limitation:

•	innovations related to our or our competitors’ products;

•	actual or potential clinical trial results related to our or our competitors’ products;

•	our financial results or those of our competitors;

•	reports of securities analysts regarding us or our competitors;

•	announcements of licensing agreements, joint ventures, collaborations or other strategic alliances that involve our products or those of our competitors;

•	developments or disputes concerning our licensed or owned patents or those of our competitors;

•	economic and other external factors generally or stock market trends in the pharmaceutical or biotechnology industries specifically;

•	developments with respect to the efficacy or safety or our products or those of our competitors; and

•	health care reforms and reimbursement policy changes nationally and internationally.

There are a large number of our Common Shares underlying outstanding warrants and options, and reserved for issuance under our stock option plan, that may be sold in the market, which could depress the market price of our stock and result in substantial dilution to the holders of our Common Shares.

Sale or issuance of a substantial number of our Common Shares in the future could cause the market price of our common stock to decline. It may also impair our ability to obtain additional financing. As of January 18, 2007, we had outstanding warrants to purchase approximately 11.1 million of our Common Shares at exercise prices ranging from CAD$2.05 to CAD$3.59 per share, and outstanding warrants to purchase approximately 4.7 million of our Common Shares at exercise prices ranging from US$0.97 to US$1.75. In addition, as of January 18, 2007, there were approximately 5.1 million Common Shares issuable upon exercise of stock options granted by us of which approximately 3.4 million were denominated in Canadian dollars and had a weighted average exercise price of CAD$2.42 per Common Share and approximately 1.8 million denominated in U.S. dollars and had a weighted average exercise price of US$1.00 per Common Share. We may also issue further warrants as part of any future financings as well as the additional 1.1 million Common Shares currently remaining available for issuance under our stock option plan.

If we were to lose our foreign private issuer status, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from certain of the provisions of the U.S. securities laws. For example, the U.S. proxy solicitation rules, Regulation FD and the Section 16 short swing profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K. In addition, if we were to lose our foreign private issuer status, we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada. Compliance with these additional securities laws would likely result in increased expenses. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize certain of the forms available for registered offerings by Canadian companies in the U.S, which could limit our ability to access the capital markets in the future.

We have not paid any dividends since incorporation and do not anticipate declaring any dividends in the foreseeable future. As a result, you will not be able to recoup your investment through the payment of dividends on your Common Shares and the lack of a dividend payable on our Common Shares might depress the value of your investment.

We will use all available funds to finance the development and operation of our business. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time, but since we have no present plans to pay dividends, you should not count on the receipt of dividends either for your cash needs or to enhance the value of your Common Shares.

There is no public market for the Warrants.

We do not intend to list the Warrant on any securities exchange or to arrange for any quotation system to quote them. We can not assure you that there will be a liquid trading market for the Warrants or that a trading market for the Warrants will develop.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Introduction

In the opinion of LaBarge Weinstein Professional Corporation, counsel to the Company, and Heenan Blaikie LLP, counsel to the Underwriter, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and/or disposition of Common Shares and Warrants by a purchaser of a Unit consisting of a Common Share and one-half of a Warrant pursuant to this offering. This summary is applicable to a purchaser who holds the Common Shares and Warrants as capital property, and who both deals at arm’s length and is not affiliated with the Company. The Common Shares and Warrants generally will be considered capital property to a purchaser unless either the purchaser holds such Common Shares and Warrants in the course of carrying on a business of buying and selling securities or the purchaser has acquired the Common Shares and Warrants in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to a purchaser that is a “specified financial institution”, as defined in the Tax Act, or to a holder an interest in which is a “tax shelter investment”, as defined in the Tax Act, or, for the purposes of certain rules applicable to securities held by “financial institutions” as defined in the Tax Act (referred to as the “mark to market rules”). Such purchasers should consult their own advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, and counsels’ understanding of the current administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the federal income tax considerations discussed herein.

All amounts, including the cost of, dividends received on, and proceeds of disposition from the Units must be determined in Canadian dollars at applicable exchange rates for the purposes of the Tax Act. The amount of any capital gain or capital loss of a purchaser on or with respect to the Units may be affected by fluctuations in Canadian dollar exchange rates.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Common Shares or Warrants. Consequently, prospective purchasers of Units should consult their own tax advisors for advice with respect to the particular income tax consequences to them of acquiring, holding and disposing of Common Shares or Warrants.

Purchasers Resident in Canada

The following discussion applies to a purchaser of Units who, for the purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times is a resident of Canada. Certain Canadian purchasers whose Units might not otherwise qualify as capital property may, in certain circumstances, treat such Units as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

Allocation of Purchase Price of Units

Purchasers of Units and the Company must allocate the purchase price of each Unit on a reasonable basis between the Common Share and the one-half of a Warrant comprised in a Unit to determine the cost of each for the purposes of the Tax Act. For its purposes, the Company intends to allocate US$• of the issue price of each Unit as consideration for the issue of each Common Share and US$• of the issue price of each Unit as consideration for the issue of each half of a Warrant. Although we believe this allocation to be reasonable, it will not be binding on the Canada Revenue Agency. A successful challenge by the Canada Revenue Agency to this allocation will affect the adjusted cost base calculations accordingly.

Warrants

Exercise of Warrants

No gain or loss will be realized by a holder upon the exercise of a Warrant. The cost to the holder of each Common Share acquired upon the exercise of a Warrant will be the aggregate of the holder’s adjusted cost base of the Warrant immediately before the exercise thereof and the price paid for the Common Share so acquired. The adjusted cost base of each Common Share of the Company owned by a holder and that was acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares owned by the holder as capital property at the time of the exercise of the Warrant.

Disposition or Expiry of Warrants

A holder who disposes of or is deemed to dispose of a Warrant, including upon redemption or expiry of a Warrant (but otherwise than by exercise of the Warrant), generally will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Warrant to the holder.

Common Shares

Disposition of Common Shares

A disposition or deemed disposition by a purchaser of a Common Share will generally result in the purchaser realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share are greater (or less) than the aggregate of the purchaser’s adjusted cost base of the Common Share and any reasonable costs of disposition. One-half of any capital gain (a “taxable capital gain”) must be included in the purchaser’s income for the taxation year of the disposition, and one-half of any capital loss (an “allowable capital loss”) realized in a taxation year must be deducted from taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains for a particular year may be deducted from taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to detailed rules and the restrictions contained in the Tax Act in this regard. The amount of any capital loss realized by a purchaser that is a corporation on the disposition of Common Shares may be reduced by the amount of any dividends received or deemed to be received by such purchaser subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. A capital gain realized or a taxable dividend received by a purchaser who is an individual may give rise to a liability for alternative minimum tax. If a purchaser is a “Canadian-controlled private corporation”, as defined in the Tax Act, the purchaser may be liable to pay an additional refundable tax of 6 2/3% on some types of income, including interest and taxable capital gains.

Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares by an individual (including some trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules applicable to dividends received from taxable Canadian corporations (as defined in the Tax Act). Taxable dividends received by an individual will be relevant in computing possible liability for alternative minimum tax.

On October 18, 2006, the Minister of Finance (Canada) tabled Bill C-28 in the House of Commons. Bill C-28 contains provisions that are intended to enhance the dividend gross-up and tax credit mechanism applicable to “eligible dividends” paid by corporations resident in Canada after 2005. Under Bill C-28, a dividend will be eligible for the enhanced gross-up and dividend tax credit treatment if the dividend recipient receives written notice from the paying corporation designating the dividend as an “eligible dividend”. There may be limitations on the ability of a corporation to designate dividends as “eligible dividends”, and there can be no assurance that Bill C-28 will be enacted into law in the form proposed or at all.

A purchaser that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, subject to the normal rules and restrictions under the Tax Act, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations and subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

Purchasers Not Resident in Canada

The following discussion applies to a purchaser of Units who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not and is not deemed to use or hold the Common Shares and Warrants in carrying on business in Canada (a “Non-Resident holder”). In addition, this discussion does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

Allocation of Purchase Price of Units

Non-Resident holders will be required to allocate the aggregate cost of a Unit between the Common Share and one-half of one Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. For its purposes, the Company intends to allocate US$• of the issue price of each Unit as consideration for the issue of each Common Share and US$• of the issue price of each Unit as consideration for the issue of each half of a Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the CRA. The adjusted cost base of a Non-Resident holder’s Common Shares will be subject to the averaging rules under the Tax Act.

Taxation of Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares by a Non-Resident holder will be subject to a withholding tax in the amount of 25%. Such withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident holder is a resident. Where the Non-Resident holder is a resident of the United States entitled to benefits under the Canada-United States Income Tax Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by such resident is generally reduced to 15%.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Non-Resident holder upon the exercise of a Warrant. The cost to a Non-Resident holder of a Common Share acquired upon the exercise of a Warrant will be the aggregate of (i) the Non-Resident holder’s adjusted cost base in the Warrant so exercised, and (ii) the price paid for the Common Share (i.e., the exercise price of the Warrant). The cost to a Non-Resident holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the Non-Resident holder as capital property at the time of the exercise of the Warrant.

The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost base to the Non-Resident holder of the expired Warrant.

Disposition of Shares

A Non-Resident holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident holder on a disposition of Common Shares unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident holder at the time of disposition and the holder is not entitled to relief under the applicable income tax treaty or convention. As long as the Common Shares are then listed on a prescribed stock exchange (which currently includes the TSX), the Common Shares generally will not constitute taxable Canadian property of a Non-Resident holder, unless at any time during the 60-month period immediately preceding the disposition the Non-Resident holder, persons with whom the Non-Resident holder did not deal at arm’s length, or the Non-Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon by LaBarge Weinstein Professional Corporation on our behalf and by Heenan Blaikie LLP on behalf of the Underwriter. As of the date hereof, the partners and associates of each of LaBarge Weinstein Professional Corporation and Heenan Blaikie LLP, as a group, beneficially own, directly or indirectly, less than 1% of any securities of the Company or any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, 150 Fayetteville Street, Mall 2, Raleigh, North Carolina, 27601. Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 is the transfer agent and registrar for our Common Shares.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides you with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after your receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides you with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by you within the time limit prescribed by the securities legislation of the purchaser’s province. You should refer to any applicable provisions of the securities legislation of your province for the particulars of your rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Adherex Technologies Inc. (the “Company”) dated January 19, 2007 relating to the issue and sale of a minimum of 30,304,000 units and a maximum of 75,759,000 units of the Company, each unit consisting of one Common Share and a half warrant to purchase one additional Common Share. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005, December 31, 2004 and June 30, 2004 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the year ended December 31, 2005, the six months ended December 31, 2004 and for the years ended June 30, 2004 and 2003 and for the period from September 4, 1996 to December 31, 2005.

Raleigh, North Carolina	•
•, 2007	Independent Registered Public Accounting Firm

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CERTIFICATE OF THE COMPANY

Dated: January 19, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.

(Signed) WILLIAM P. PETERS	(Signed) JAMES A. KLEIN JR.
Chief Executive Officer and Chairman of the Board	Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER MORAND	(Signed) ARTHUR PORTER
Director	Director

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CERTIFICATE OF THE UNDERWRITER

Dated: January 19, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus, as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.

VERSANT PARTNERS INC.

per: (Signed)WILLIAM MURRAY

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